EXHIBIT 99.1

Acasti Granted Composition & Use Patent in China

Protects Vast Market and Provides Potential Expansion Opportunities

LAVAL, Quebec, March 25, 2015 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. ("Acasti" or the "Corporation") (Nasdaq:ACST) (TSX-V:APO), an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, announces that the Chinese Patent Office has granted Acasti a composition and use patent (the "Patent").

The Patent (ZL 201080059930.4), which is valid until 2030, relates to concentrated therapeutic phospholipid omega-3 compositions and covers methods for treating or preventing diseases associated with cardiovascular diseases, metabolic syndrome, inflammation, neurodevelopmental diseases, and neurodegenerative diseases. "To date, Acasti has received patents in the United States, Australia, Panama and South Africa for its phospholipid composition," highlighted Benoit Huart, Director Legal Affairs at Acasti. "As well, similar patent applications are pending in more than 40 jurisdictions worldwide and are actively being pursued. This is yet another example of our commitment to build and extend our patent estate."

"Today's announcement further enhances the value of our intellectual property, by protecting a vast market and providing potential expansion opportunities for Acasti's products going forward," said Pierre Lemieux, PhD, Acasti's Chief Operating Officer. "There is a large unmet need for high-quality, well-studied and differentiated krill products in China. It is the third largest pharmaceutical market in the world, with an average compound annual sales growth rate of approximately 20% over the past ten years."

About Acasti Pharma Inc.

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids ("PUFAs"), mainly eicosapentaenoic acid ("EPA") and docosahexaenoic acid ("DHA"), which are two types of omega-3 fatty acids well known to be beneficial for human health. CaPre®, currently Acasti's only prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. ONEMIA®, a medical food and currently Acasti's only commercialized product, is a purified omega-3 phospholipid concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Acasti's latest Annual Information Form, which also forms part of Acasti's latest annual report on Form 20-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Acasti's website at acastipharma.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Acasti Contact:
         Andre Godin
         Chief Financial Officer
         +1.450.687.2262
         a.godin@neptunebiotech.com
         acastipharma.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@acastipharma.com
         acastipharma.com